# BomBoard LLC

## Financial Statements and Supplementary Information

Years Ended December 31 2015 and 2014

# BomBoard LLC

TABLE OF CONTENTS

Management Representation Letter……………………………………………………………………………………………….1

Independent Accountant's Review Report……………………………………………………………………………….3

Financial Statements:

    Balance Sheet………………………………………………………………………………………………………………………4

    Statement of Income…………………………………………………………………………………………………………5

    Statement of Cash Flows…………………………………………………………………………………..………6

    Statement of Change in Equity………………………………………………………………………………….7

    Notes to Financial Statements………………………………………………………………………….………8

Management Representation Letter

BomBoard LLC

To:Jingbo Pan, CPA

J&Y CPA Consulting Company, P.C.

May 16, 2016

This representation letter is provided in connection with your review of the annual financial statements of BomBoard LLC as of December 31, 2014 and 2015, for the purpose of expressing an opinion as to whether these financial statements give a true and fair view of the financial position of the Company and of the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States (US GAAP).

We acknowledge our responsibility for the fair presentation of the financial statements in accordance with GAAP.

We have made appropriate inquiries of directors and officers of the Company with the relevant knowledge and experience. We confirm, to the best of our knowledge and belief, the following representations:

In the part of financial statements

- We acknowledge our responsibility for the preparation of financial statements in accordance with accounting principles generally accepted in United States of America (US GAAP). We confirm that, in all material respects, the financial statements present fair financial position of the Company as of December 31, 2014 and 2015.
- We acknowledge our responsibility for the design, implementation and maintenance of internal control to prevent and detect fraud and error.
- We acknowledge our responsibility and have fullfiled our responcibilities for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We use reasonable significant assumptions in making accounting estimates, including accounting estimates of fair value.
- We have appropriately accounted for and disclosed the identity of , and balances and transactions with, related parties in the financial statements in accordance with US GAAP.
- We assure that there has been nodeviation from the contracts that could affect our financial statements.
- We assure all assets are in good title and liens are valid.
- We have adjusted and disclosed all events subsequent to the date of thefinancialstatementsforwhich US GAAP requires adjustment and disclosure.
- We havedisclosed all guarantees, writtenor oral.
- We have made all accruals for contigencies required according to US GAAP.
- We believe the effects of uncorrected financial statement misstatemetns summarised in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statemetns taken as a whole. (A list of the uncorrected misstatements is attached to the representation letter.)





- The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with US GAAP.
- There have been no significant facts that required the adjustment of comparative data in financial statements.

In the part of presented information

- We have provided you with:
    - All information relevant to the preparation and fair presentation of financial statements such as records, supporting documentations and othe relevant data;
    - Additional information that you required from us to perform the review; and
    - Unrestricted access to persons within the Company from whom you considered it necessary to obtain audit evidence.
- Except as disclosed in the financial statements, there are no material transactions that have not been properly recorded in the accounting records or reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;
    - Employees with significant role in internal control; and
    - Others, if fraud could affected the Company's financial statements.
- We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.
- We have disclosed to you all known actual or suspected non-compliance with laws and regulations that could have material effect on the financial statements.
- We have disclosed to you all pending and threatened litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions.

John West

John West, CEO

A. Stubkjaer

Anders Stubkjaer, COO / CFO

**J&Y CPA Consulting Company, P.C.**
421 Newcastle Dr.
Cary, IL 60013

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Board Members

We have reviewed the accompanying balance sheet of BomBoard LLC as of December 31, 2015 and 2014, and the related statements of income, cash flow and change in equity for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management, a review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for design, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accounting financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jingbo Pan, CPA
IL License No. 065.035928
J&Y CPA Consulting Company P.C.

Cary, IL
5/16/2016

# BomBoard, LLC
## Balance Sheet
### As of December 31, 2015 and 2014

|  | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Checking/Savings | | |
| Cash-operating | 92,694.29 | 16,284.01 |
| Cash-Escrow | 30.88 | 67.48 |
| Cash-Money Market | 211.51 | 208.90 |
| Total Checking/Savings | 92,936.68 | 16,560.39 |
| Total Current Assets | 92,936.68 | 16,560.39 |
| Fixed Assets | | |
| Computer equipment | 5,982.37 | 5,982.37 |
| Machinery & Equipment | 4,500.00 | 4,500.00 |
| Less Accumulated Depreciation | (6,411.50) | (3,697.50) |
| Total Fixed Assets | 4,070.87 | 6,784.87 |
| Other Assets | | |
| Organizational costs | 762.50 | 762.50 |
| Syndication Expenses | 7,889.75 | 7,889.75 |
| Trademarks | 86,439.55 | 81,810.93 |
| Less Accumulated Amortization | (32,592.82) | (26,832.82) |
| Total Other Assets | 62,498.98 | 63,630.36 |
| **TOTAL ASSETS** | **159,506.53** | **86,975.62** |
| | | |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 2,993.11 | 10,491.13 |
| Other Current Liability | | |
| Due to Members | 234,304.24 | 234,271.98 |
| Accrued Interest | 97,541.28 | 65,736.60 |
| Total Other Current Liability | 331,845.52 | 300,008.58 |
| Total Current Liability | 334,838.63 | 310,499.71 |
| Long Term Liabilities | | |
| Convertible Notes Payable | 104,300.00 | 104,300.00 |
| Total Long Term Liabilities | 104,300.00 | 104,300.00 |
| Total Liabilities | 439,138.63 | 414,799.71 |
| Equity | | |
| Members' Equity | 1,806,458.00 | 1,496,458.00 |
| Retained Earnings | (2,086,090.10) | (1,824,282.12) |
| Total Equity | (279,632.10) | (327,824.12) |
| **TOTAL LIABILITIES & EQUITY** | **159,506.53** | **86,975.59** |

SEE INDEPENDENT ACCOUNTANT REVIEW REPORT

# BomBoard, LLC
## Statement of Income
### For the Years Ended December 31, 2015 and 2014

|  | Jan - Dec, 2015 | Jan - Dec, 2014 |
|---|---|---|
| Ordinary Income/Expenses |  |  |
| Expense |  |  |
| Operating Expenses | 220,196.48 | 253,119.62 |
| Interest Expenses | 33,140.11 | 29,866.41 |
| Depreciation Expenses | 2,714.00 | 1,577.00 |
| Amortization Expenses | 5,760.00 | 5,152.00 |
| Total Expenses | 261,810.59 | 289,715.03 |
| Net Ordinary Income | (261,810.59) | (289,715.03) |
| Other Income/Expenses |  |  |
| Other Income |  |  |
| Interest Income | 2.61 | 0.14 |
| Other Income | 0.00 | 1,500.00 |
| Total Other Income | 2.61 | 1,500.14 |
| Net Other Income | 2.61 | 1,500.14 |
| **Net Income** | **(261,807.98)** | **(288,214.89)** |

SEE INDEPENDENT ACCOUNTANT REVIEW REPORT

# BomBoard LLC

## Statement of Cash Flows

**For the Years ended 2014 and 2015**

| | Dec 31, 2015 | Dec 31, 2014 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | (261,807.98) | (288,214.89) |
| Add (deduct) noncash effects on operating income | | |
| Depreciation Expenses | 2,714.00 | 1,577.00 |
| Amortization of Trademark Expenses | 5,760.00 | 5,152.00 |
| Increase in Accounts Payable | (7,498.02) | 9,257.50 |
| Increase in Due to Members | 32.23 | 20,309.37 |
| Increase in Accrued Interest | 31,804.68 | 29,439.92 |
| Net cash provided by operating activities | (228,995.09) | (222,479.10) |
| | | |
| Cash flows from investing activities: | | |
| Purchase of fixed assets | 0.00 | (8,361.87) |
| Investment in trademarks | (4,628.62) | (14,674.90) |
| Net cash provided by investing activities | (4,628.62) | (23,036.77) |
| | | |
| Cash flows from financing activities: | | |
| Payment of line of credit | 0.00 | (7,524.55) |
| Investments by Members | 310,000.00 | 175,000.00 |
| Net cash provided by financing activities | 310,000.00 | 167,475.45 |
| | | |
| Net Increase in cash | 76,376.29 | (78,040.42) |
| Cash at beginning at the year | 16,560.39 | 94,600.81 |
| Cash at ending of the year | 92,936.68 | 16,560.39 |

SEE INDEPENDENT ACCOUNTANT REVIEW REPORT

# BomBoard, LLC
## Statement of Change in Equity
### As of December 31, 2015 and 2014

|  | Dec 31, 2015 | Dec 31,2014 |
|---|---|---|
| Equity |  |  |
|   Members' Equity |  |  |
|     Beginning Balance | 1,496,458.00 | 1,321,458.00 |
|       Add: Additional Investments | 310,000.00 | 175,000.00 |
|     Ending Balance | 1,806,458.00 | 1,496,458.00 |
|   Retained Earnings |  |  |
|     Beginning Balance | (1,824,282.12) | (1,536,067.21) |
|       Add: Net Income | (261,807.98) | (288,214.91) |
|     Ending Balance | (2,086,090.10) | (1,824,282.12) |
| Total Equity | (279,632.10) | (327,824.12) |

SEE INDEPENDENT ACCOUNTANT REVIEW REPORT

Notes to Financial Statements

1. Accounting policies

Nature of Operations:

BomBoard LLC is a startup company that is building a small, modular power watercraft. The company has not had any revenues since inception.

Property and equipment:

Property and equipment is depreciated over the useful life of the assets using accelerated depreciation identical to the depreciation for tax purposes.

Intangible Assets:

The costs incurred to secure and maintain trademarks are amortized over 15 years.

R&D Costs:

Third party costs related to product development and parts used to create prototypes are recorded as R&D costs.

The R&D costs were $79,759 in 2014 and $69,080 in 2015.

Income Taxes:

As a limited liability company, the company is treated as a partnership for tax purposes. Thus the income taxes for the company is included in the returns of the members.

2. Indebtedness

Short term debt:

The company has convertible loans from six of its members. The principal balance is $95,000 and accrues interest at 12% per year. The accrued interest was $51,982 at the end of 2014 and $69,620 at the end of 2015. $10,000 of principal and accrued interest of $10,100 is due on 6/30/16 and the remainder is due on 12/31/2016.

The company may prepay these loans in whole or in part at any time without penalty with 30 days prior notice. The members may convert the debt and accrued interest into Common Units of the company at any time including during the 30 day prior notice period at $0.0833333 per unit or $0.10 per unit. The convertible loans were convertible to 1,690,804 Common Units at the end of 2014 and 1,893,702 Common Units at the end of 2015.

<u>Long term debt:</u>

The company has a loan from Whitewater Economic Development Authority (WEDA) with a maturity date of 12/9/2019. The principal balance is $104,300 and accrues interest at 12% per year. The accrued interest was $13,755 at the end of 2014 and $27,921 at the end of 2015.

The company may prepay this loan in whole or in part at any time without penalty with 10 days prior notice. WEDA may convert the debt and accrued interest into 500,000 Common Units of the company at any time including during the 10 day prior notice period.

3.  Subsequent Events:

During December 2015, the company ran a campaign on the Indiegogo platform resulting in $88,250 of contributions. The company is recording the resulting entries as a result of this campaign in the 2016 financials.

4.  Continuing operations:

The company is a startup company with no revenue and needing to raise significant amounts of capital to get into production. While the company has raised nearly $2 million in equity and convertible debt funding since the company started, there can be no assurance that the company will be able to continue to raise capital or be able to raise sufficient capital to get into production. Should the company be unable to raise capital it will have difficulty continuing its operations beyond 2016.